August 28, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Stacey Gama

RE:	SAB Biotherapeutics, Inc. Registration Statement on Form S-3 File No. 333-274119 Filed August 21, 2023

In accordance with Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, SAB Biotherapeutics, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Wednesday, August 30, 2023 at 5:00 p.m., Eastern Time, or as soon as thereafter practicable.

Please call Ilan Katz of Dentons US LLP at (212) 632-5556 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

SAB Biotherapeutics, Inc.

/s/ Eddie J. Sullivan
Eddie J. Sullivan
Chief Executive Officer

cc:	Ilan Katz, Dentons US LLP